FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  01 December, 2004


                         Commission File Number 000-02404





                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)





           Baltimore Technologies plc, Innovation House, Mark Road
                 Hemel Hempstead, Herts, HP2 7DN, United Kingdom
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding Posting of Circular dated 01 December, 2004






                                                          1 DECEMBER 2004


                           BALTIMORE TECHNOLOGIES PLC
                  (Ticker: Reuters BLM.L or Bloomberg: BLM LN)

                         ("Baltimore" or "the Company")

                      POSTING OF CIRCULAR TO SHAREHOLDERS

Baltimore today announces that it has posted a circular to its shareholders giving notice of an Extraordinary General Meeting ("EGM") to be held on Monday, 20 December at 9:00 a.m. at 10 Snow Hill, London, EC1A 2AL, and relating to the proposed consolidation of the Company's share capital, cancellation of the Company's listing and termination of the Company's ADS program. Details of these proposals were set out in an announcement made by the Company on 25 November 2004. Forms of proxy for the EGM must be received by no later than 9:00 a.m. on Saturday, 18 December 2004. The circular is available on Baltimore's website at www.baltimore.com.


                                   ---ENDS---


Enquiries:

Bishopsgate Communications Ltd                             Tel: 020 7430 1600
Maxine Barnes
Dominic Barretto
Email: maxine@bishopsgatecommunications.com


 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                Baltimore Technologies plc





                By:         /s/Tim Lovell
                Name:       Tim Lovell
                Title:      Finance Director




Date: 01 December, 2004